

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2019

Gerard Michel
Principal Financial Officer
Vericel Corp
64 Sidney Street
Cambridge, Massachusetts 02139

> **Re: Vericel Corp**
> **Form 10-Q Filed for the Period Ended June 30, 2019**
> **Exhibit No. 10.9**
> **Filed August 6, 2019**
> **File No. 001-35280**

Dear Mr. Michel:

        We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                                    Sincerely,

                                    Division of Corporation Finance